Exhibit 99.1

Jupai Reports Fourth Quarter and Full Year 2017 Results

SHANGHAI — March 12, 2018 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the quarter and the full year ended December 31, 2017.

FOURTH QUARTER AND FULL YEAR 2017 FINANCIAL HIGHLIGHTS

•                       Net revenues in the fourth quarter of 2017 were RMB460.0 million (US$170.7 million), a 35.9% increase from RMB338.5 million for the corresponding period in 2016. For the full year of 2017, net revenues were RMB1,706.2 million (US$262.2 million), an increase of 51.3% from RMB1,127.7 million in 2016.

(RMB ‘000, except percentages)	Q4 2016	Q4 2016%	Q4 2017	Q4 2017%	YoY Change %
One-time commissions	185,294	54.8%	308,932	67.1%	66.7%
Recurring management fees	73,093	21.6%	111,430	24.2%	52.5%
Recurring service fees	25,849	7.6%	23,728	5.2%	-8.2%
Other service fees	54,267	16.0%	15,926	3.5%	-70.7%
Total net revenues	338,503	100.0%	460,016	100.0%	35.9%

(RMB ‘000, except percentages)	FY 2016	FY 2016%	FY 2017	FY 2017%	YoY Change %
One-time commissions	633,186	56.1%	1,038,704	60.8%	64.0%
Recurring management fees	260,622	23.1%	363,651	21.3%	39.5%
Recurring service fees	123,177	10.9%	105,001	6.2%	-14.8%
Other service fees	110,725	9.9%	198,806	11.7%	79.5%
Total net revenues	1,127,710	100.0%	1,706,162	100.0%	51.3%

•                       Income from operations in the fourth quarter of 2017 was RMB63.8 million (US$9.8 million), a 32.2% decrease from RMB94.1 million for the corresponding period in 2016. For the full year of 2017, income from operations was RMB523.6 million (US$80.5 million), an increase of 77.6% from RMB294.8 million in 2016.

•                       Net income attributable to ordinary shareholders in the fourth quarter of 2017 was RMB90.7 million (US$13.9 million), a 45.6% increase from RMB62.3 million for the corresponding period in 2016. For the full year of 2017, net income attributable to ordinary shareholders was RMB409.5 million (US$62.9 million), an increase of 97.3% from RMB207.6 million in 2016.

•                       Non-GAAP2 net income attributable to ordinary shareholders in the fourth quarter of 2017 was RMB101.4 million (US$15.6 million), a 41.5% increase from RMB71.7 million for the corresponding period in 2016. For the full year of 2017, non-GAAP net income attributable to ordinary shareholders was RMB454.0 million (US$69.8 million), an increase of 86.8% from RMB243.0 million in 2016.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on December 29, 2017, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.5063 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and amortization of intangible assets resulted from business acquisitions.

FOURTH QUARTER AND FULL YEAR 2017 OPERATIONAL UPDATES

•                       Total number of active clients3 during the fourth quarter of 2017 and full year 2017 was 5,875 and 12,825, respectively.

•                       The aggregate value of wealth management products distributed by the Company during the fourth quarter of 2017 was RMB15.8 billion (US$2.4 billion), an 8.9% increase from the corresponding period in 2016. For the full year of 2017, the aggregate value of wealth management products distributed by the Company was RMB54.3 billion (US$8.3 billion), a 19.9% increase from 2016.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended				Twelve months ended
Product type	December 31, 2016		December 31, 2017		December 31, 2016		December 31, 2017
	(RMB in millions, except percentages)				(RMB in millions, except percentages)
Fixed income products	10,326	72%	13,857	88%	29,963	66%	45,437	83%
Private equity and venture capital fund products	1,903	13%	1,114	7%	9,354	21%	6,375	12%
Public market products	1,084	7%	350	2%	3,981	9%	449	1%
Other products	1,173	8%	452	3%	2,001	4%	2,055	4%
All products	14,486	100%	15,773	100%	45,299	100%	54,316	100%

•                       Jupai’s coverage network as of December 31, 2017 included 72 client centers covering 46 cities, compared to 79 client centers covering 43 cities, as of December 31, 2016.

•                       Total assets under management4 as of December 31, 2017 were RMB57.5 billion (US$8.8 billion), a 14.8% increase from September 30, 2017 and a 59.2% increase from December 31, 2016.

Assets under management — breakdown by product type

	As of
Product type	December 31, 2016		December 31, 2017
	(RMB in millions, except percentages)
Fixed income products	18,161	50%	35,558	62%
Private equity and venture capital fund products	14,971	41%	18,868	33%
Public market products	2,980	8%	2,372	4%
Other products	29	1%	734	1%
All products	36,141	100%	57,532	100%

“We are pleased to announce a set of solid results for 2017, with both Jupai’s wealth management and asset management businesses growing rapidly,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “Benefitting from the expansion of our business, and the increase in commission rates, our net revenues increased 51% year-over-year to RMB1.7 billion. On the bottom line, improved margins drove higher net income attributable to ordinary shareholders of RMB409.5 million, up almost 100% year-over-year compared with 2016.”

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

4  “Assets under management” or “AUM” of Jupai refers to the amount of capital commitments made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

“In 2017, we further enhanced our long-term competitive advantages. Leveraging our strength in the real estate industry, our high quality real-estate-related wealth management products remained popular among investors amid more conservative market sentiment. The aggregate value of products distributed by Jupai for the full-year 2017 grew to RMB54.3 billion, a 20% increase year-over-year, as total assets under management rose to RMB57.5 billion as of December 31, 2017, a 59% increase year-over-year. In line with Jupai’s commitment to delivering value to our shareholders, our board has declared a cash dividend of US$0.1 per ordinary share, equal to US$0.6 per ADS. ”

“Moving ahead, Jupai will continue to broaden our product selection and promote our real estate-related equity products, building upon our rigorous risk management system and rich real estate resources. We are confident that with our mature business lines, Jupai is well-positioned to achieve healthy profit growth in 2018. In addition, we believe that performance fees and new business lines such as our overseas business and insurance offerings will generate incremental profit growth in the coming year. Management will continue to strive to fulfill our customers’ ever-changing investment needs, enhance Jupai’s capability to achieve stable long-term growth, and build Jupai into the leading wealth and asset management brand in China.”

Ms. Min Liu, Jupai’s chief financial officer, said, “Jupai concluded the year with a strong performance across our business lines. As management continued to grow our business scale, we further optimized our product mix and enhanced operating efficiency, leading to a significant expansion of our net profit margin from 18% in 2016 to 24% in 2017. We remain optimistic about our bottom line growth outlook for 2018.”

FOURTH QUARTER AND FULL YEAR 2017 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2017 were RMB460.0 million (US$70.7 million), a 35.9% increase from RMB338.5 million for the corresponding period in 2016, primarily due to increases in one-time commissions. Net revenues were RMB1,706.2 million (US$262.2 million) for the full year of 2017, an increase of 51.3% from RMB1,127.7 million in 2016.

•                      Net revenues from one-time commissions for the fourth quarter of 2017 were RMB308.9 million (US$47.5 million), a 66.7% increase from RMB185.3 million for the corresponding period in 2016, primarily as a result of an increase in fee rate compared to corresponding period in 2016. For the full year of 2017, net revenues from one-time commissions were RMB1,038.7 million (US$159.6 million), an increase of 64.0% from RMB633.2 million in 2016.

•                      Net revenues from recurring management fees for the fourth quarter of 2017 were RMB111.4 million (US$17.1 million), a 52.5% increase from RMB73.1 million for the corresponding period in 2016. The Company recognized RMB40.1 million (US$6.2 million) and RMB3.7 million carried interest in the fourth quarter of 2017 and 2016, respectively. For the full year of 2017, net revenues from recurring management fees were RMB363.7 million (US$55.9 million), a 39.5% increase from RMB260.6 million in 2016. RMB81.7 million (US$12.6 million) and RMB15.3 million carried interest was recognized as part of Jupai’s recurring management fees for the full year of 2017 and 2016, respectively.

•                      Net revenues from recurring service fees for the fourth quarter of 2017 were RMB23.7 million (US$3.6 million), an 8.2% decrease from RMB25.8 million for the corresponding period in 2016, primarily because the Company provided ongoing services to fewer product suppliers. We expect the net revenues from recurring service fees will continue to decline going forward. The Company recognized RMB63.7 thousand (US$9.8 thousand) and RMB1.2 million variable performance fees in the fourth quarter of 2017 and 2016, respectively. For the full year of 2017, net revenues from recurring service fees were RMB105.0 million (US$16.1 million), a 14.8% decrease from RMB123.2 million in 2016. The Company recognized RMB13.8 million (US$2.1 million) and RMB14.6 million variable performance fees for the full year of 2017 and 2016, respectively.

•                      Net revenues from other service fees for the fourth quarter of 2017 were RMB15.9 million (US$2.4 million), a 70.7% decrease from RMB54.3 million for the corresponding period in 2016, primarily due to decreases in sub-advisory fees collected from third-party asset management companies. For the full year of 2017, net revenues from other service fees were RMB198.8 million (US$30.6 million), an increase of 79.5% from RMB110.7 million in 2016, as the related sub-advisory fees started from the third quarter of 2016.

Operating Costs and Expenses

Operating costs and expenses for the fourth quarter of 2017 were RMB396.2 million (US$60.9 million), an increase of 62.1% from RMB244.4 million for the corresponding period in 2016. For the full year of 2017, operating costs and expenses were RMB1,182.6 million (US$181.8 million), an increase of 42.0% from RMB832.9 million in 2016.

•                      Cost of revenues for the fourth quarter of 2017 was RMB267.1 million (US$41.1 million), an 83.1% increase from RMB145.9 million for the corresponding period in 2016, primarily due to the increased number of wealth management advisors and client managers and their average compensation. For the full year of 2017, cost of revenues was RMB737.5 million (US$113.4 million), an increase of 54.6% from RMB477.0 million in 2016.

•                      Selling expenses for the fourth quarter of 2017 were RMB82.4 million (US$12.7 million), a 27.3% increase from RMB64.7 million for the corresponding period in 2016, primarily due to increases in marketing expenses. For the full year of 2017, selling expenses were RMB282.2 million (US$43.4 million), an increase of 18.9% from RMB237.3 million in 2016.

•                      G&A expenses for the fourth quarter of 2017 were RMB60.4 million (US$9.3 million), a 22.9% increase from RMB49.2 million for the corresponding period in 2016, mainly due to increases in both the numbers of managerial and administrative personnel and their average compensation. For the full year of 2017, G&A expenses were RMB204.1 million (US$31.4 million), an increase of 30.8% from RMB156.0 million in 2016.

•                      Other operating income (government subsidies) received by the Company in the fourth quarter of 2017 was RMB13.7 million (US$2.1 million), a 10.7% decrease from RMB15.4 million for the corresponding period in 2016. For the full year of 2017, other operating income was RMB41.1 million (US$6.3 million), an increase of 10.0% from RMB37.4 million in 2016. Government subsidies were recorded when received and their availability and amount depend on government administrative policies.

Operating margin for the fourth quarter of 2017 was 13.9%, compared to 27.8% for the corresponding period in 2016. For the full year of 2017, operating margin was 30.7%, compared to 26.1% in 2016.

Income tax expenses for the fourth quarter of 2017 were RMB1.2 million (US$0.2 million), a 95.3% decrease from RMB26.0 million for the corresponding period in 2016. For the full year of 2017, income tax expenses were RMB123.0 million (US$18.9 million), an increase of 48.9% from RMB82.6 million in 2016. The increase was primarily due to an increase in taxable income.

Net Income

•                      Net Income

•                      Net income attributable to ordinary shareholders for the fourth quarter of 2017 was RMB90.7 million (US$13.9 million), a 45.6% increase from RMB62.3 million for the corresponding period in 2016. For the full year of 2017, net income attributable to ordinary shareholders was RMB409.5 million (US$62.9 million), an increase of 97.3% from RMB207.6 million in 2016.

•                      Net margin attributable to ordinary shareholders for the fourth quarter of 2017 was 19.7%, as compared to 18.4% for the corresponding period in 2016. For the full year of 2017, net margin attributable to ordinary shareholders was 24.0%, compared to 18.4% in 2016.

•                      Net income attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the fourth quarter of 2017 was RMB2.75 (US$0.42) and RMB2.59 (US$0.40), respectively, as compared to RMB1.93 and RMB1.85, respectively, for the corresponding period in 2016. For the full year of 2017, net income attributable to ordinary shareholders per basic and diluted ADS was RMB12.57 (US$1.93) and RMB11.95 (US$1.84), respectively, as compared to RMB6.46 and RMB6.20, respectively, in 2016.

•                      Non-GAAP Net Income

•                      Non-GAAP net income attributable to ordinary shareholders for the fourth quarter of 2017 was RMB101.4 million (US$15.6 million), a 41.5% increase from RMB71.7 million for the corresponding period in 2016. For the full year of 2017, non-GAAP net income attributable to ordinary shareholders was RMB454.0 million (US$69.8 million), an 86.8% increase from RMB243.0 million in 2016.

•                      Non-GAAP net margin attributable to ordinary shareholders for the fourth quarter of 2017 was 22.0%, as compared to 21.2% for the corresponding period in 2016. For the full year of 2017, non-GAAP net margin attributable to ordinary shareholders was 26.6%, as compared to 21.5% in 2016.

•                      Non-GAAP net income attributable to ordinary shareholders per diluted ADS for the fourth quarter of 2017 was RMB2.90 (US$0.45), as compared to RMB2.13 for the corresponding period in 2016. For the full year of 2017, non-GAAP net income attributable to ordinary shareholders per diluted ADS was RMB13.24 (US$2.03), as compared to RMB7.26 for the same period in 2016.

Balance Sheet and Cash Flow

As of December 31, 2017, the Company had RMB1,527.8 million (US$234.8 million) in cash and cash equivalents, compared to RMB1,123.2 million (US$172.6 million) as of December 31, 2016.

Net cash provided by operating activities during the fourth quarter of 2017 was RMB161.1 million (US$24.8 million). For the full year of 2017, net cash provided by operating activities was RMB599.7 million (US$92.2 million).

Net cash provided by investing activities during the fourth quarter of 2017 was RMB144.9 million (US$22.3 million). For the full year of 2017, net cash used in investing activities was RMB74.0 million (US$11.4 million).

Net cash provided by financing activities during the fourth quarter of 2017 was RMB1.3 million (US$0.2 million). For the full year of 2017, net cash used in financing activities was RMB121.1 million (US$18.6 million).

Dividend

The Company announced today that its board of directors has approved and declared a cash dividend of US$0.1 per ordinary share. The cash dividend will be paid on or about May 31, 2018 to shareholders of record as of the close of business on April 30, 2018 (the “Record Date”). Holders of Jupai’s ADSs, each representing six ordinary shares of Jupai, on the Record Date are accordingly entitled to the cash dividend of US$0.6 per ADS. The aggregate amount of cash dividends to be paid is approximately US$20 million, which will be funded by cash on the Company’s balance sheet.

The determination to make dividend distributions and the amount of such distributions in any particular year will be made at the discretion of the board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

BUSINESS OUTLOOK

The Company estimates that its net revenues for the first quarter of 2018 will be in the range of RMB400 million to RMB420 million, an increase of 8.5% to 13.9% compared to the same period in 2017. This forecast reflects the Company’s current and preliminary view, which is subject to change.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on March 12, 2018 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
Mainland China:	400-620-8038 or 800-819-0121
Singapore:	+65-6713-5090 or 800-101-2868
Passcode:	9273537

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 20, 2018:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Singapore:	800-616-2305
Passcode:	9273537

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation and amortization of intangible assets related to acquisition. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and amortization of intangible assets related to acquisition to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, and amortization of intangible assets related to acquisition in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 6026 9129

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

	As of
	December 31,	December 31,	December 31,
	2016	2017	2017
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,123,166,156	1,527,777,270	234,815,067
Short-term investments	25,210,000	8,403,612	1,291,612
Accounts receivable	52,111,944	53,512,590	8,224,734
Other receivables	71,064,287	22,989,264	3,533,385
Amounts due from related parties	133,560,483	268,760,059	41,307,665
Deferred tax assets — current[5]	55,791,373	—	—
Investments at cost method — current	—	14,800,000	2,274,718
Other current assets	12,551,186	12,276,204	1,886,818
Total current assets	1,473,455,429	1,908,518,999	293,333,999
Investments at cost method — non-current	70,450,000	50,450,000	7,754,023
Investment in affiliates	85,830,444	181,922,556	27,960,986
Advanced payment for acquisition	77,560,000	—	—
Property and equipment, net	37,199,812	44,957,054	6,909,773
Intangible assets	83,072,545	74,350,855	11,427,517
Goodwill	277,752,765	261,621,691	40,210,518
Other non-current assets	14,238,686	32,459,581	4,988,946
Deferred tax assets — non-current	8,494,738	71,807,042	11,036,540
Total Assets	2,128,054,419	2,626,087,778	403,622,302

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	101,864,007	212,718,285	32,694,202
Income tax payable	138,131,812	179,224,777	27,546,344
Other tax payable	58,189,283	57,325,185	8,810,720
Dividend payable	10,160,503	—	—
Amounts due to related parties-current	6,118,678	27,294,813	4,195,136
Deferred revenue from related parties	121,644,250	171,546,620	26,366,233
Deferred revenues	36,432,195	17,921,745	2,754,522
Other current liabilities	10,397,008	31,941,785	4,909,362
Total current liabilities	482,937,736	697,973,210	107,276,519
Deferred revenue — non-current from related parties	75,413,617	62,917,485	9,670,240
Deferred revenue — non-current	5,677,905	6,611,915	1,016,233
Non-current uncertain tax position liabilities	5,938,816	—	—
Deferred tax liabilities— non-current	9,815,595	4,717,167	725,015
Total Liabilities	579,783,669	772,219,777	118,688,007
Equity	1,548,270,750	1,853,868,001	284,934,295
Total Liabilities and Total Shareholders’ Equity	2,128,054,419	2,626,087,778	403,622,302

5  Jupai adopted ASU 2015-17 and therefore, deferred tax assets and liabilities are classified as non-current assets and liabilities starting 2017. Prior balances were not retrospectively adjusted.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data, ADS data and percentages)

	Three months ended
	December 31,	December 31,	December 31,	YoY
	2016	2017	2017	Change %
	RMB	RMB	USD
Revenues
Third party revenues	118,858,942	89,576,073	13,767,591	-24.6%
Related party revenues	221,320,799	372,323,897	57,225,135	68.2%
Total revenues	340,179,741	461,899,970	70,992,726	35.8%
Business taxes and related surcharges	(1,676,536)	(1,883,403)	(289,474)	12.3%
Net revenues	338,503,205	460,016,567	70,703,252	35.9%

Operating costs and expenses:
Cost of revenues	(145,890,981)	(267,106,022)	(41,053,444)	83.1%
Selling expenses	(64,725,845)	(82,388,186)	(12,662,832)	27.3%
General and administrative expenses	(49,156,055)	(60,436,708)	(9,288,952)	22.9%
Other operating income — government subsidies	15,358,806	13,721,000	2,108,879	-10.7%
Total operating cost and expenses	(244,414,075)	(396,209,916)	(60,896,349)	62.1%
Income from operations	94,089,130	63,806,651	9,806,903	-32.2%

Interest income	323,632	1,196,907	183,961	269.8%
Investment income	1,344,072	1,256,870	193,177	-6.5%
Other income (loss), net	(190,557)	(169,658)	(26,075)	-11.0%
Total other income	1,477,147	2,284,119	351,063	54.6%
Income before taxes and income from equity in affiliates	95,566,277	66,090,770	10,157,966	-30.8%
Income tax expense	(25,950,122)	(1,222,246)	(187,856)	-95.3%
Income (loss) from equity in affiliates	2,444,297	6,311,307	970,030	158.2%
Net income	72,060,452	71,179,831	10,940,140	-1.2%
Net loss (income) attributable to non-controlling interests	(9,781,558)	19,498,156	2,996,811	-299.3%
Net income attributable to ordinary shareholders	62,278,894	90,677,987	13,936,951	45.6%

Net income per ADS:
Basic	1.93	2.75	0.42	42.5%
Diluted	1.85	2.59	0.40	40.0%
Weighted average number of ADSs used in computation:
Basic	32,266,156	33,001,547	33,001,547
Diluted	33,573,542	34,973,169	34,973,169

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data, ADS data and percentages)

	Twelve months ended
	December 31,	December 31,	December 31,	YoY
	2016	2017	2017	Change %
	RMB	RMB	USD
Revenues
Third party revenues	415,295,453	479,917,547	73,761,977	15.6%
Related party revenues	716,130,680	1,232,785,709	189,475,694	72.1%
Total revenues	1,131,426,133	1,712,703,256	263,237,671	51.4%
Business taxes and related surcharges	(3,715,689)	(6,541,634)	(1,005,431)	76.1%
Net revenues	1,127,710,444	1,706,161,622	262,232,240	51.3%

Operating costs and expenses:
Cost of revenues	(477,034,912)	(737,507,904)	(113,352,889)	54.6%
Selling expenses	(237,297,482)	(282,171,751)	(43,369,004)	18.9%
General and administrative expenses	(155,958,876)	(204,052,576)	(31,362,307)	30.8%
Other operating income — government subsidies	37,385,834	41,138,443	6,322,863	10.0%
Total operating cost and expenses	(832,905,436)	(1,182,593,788)	(181,761,337)	42.0%
Income from operations	294,805,008	523,567,834	80,470,903	77.6%

Interest income	3,712,918	11,385,895	1,749,980	206.7%
Investment income	12,619,887	10,012,216	1,538,849	-20.7%
Net other income (loss)	(19,568)	(2,040,641)	(313,640)	10,328.5%
Total other income	16,313,237	19,357,470	2,975,189	18.7%
Income before taxes and income from equity in affiliates	311,118,245	542,925,304	83,446,092	74.5%
Income tax expense	(82,612,132)	(122,998,509)	(18,904,525)	48.9%
Income (loss) from equity in affiliates	1,539,316	2,579,447	396,453	67.6%
Net income	230,045,429	422,506,242	64,938,020	83.7%
Net income attributable to non-controlling interests	(22,461,561)	(13,014,063)	(2,000,224)	-42.1%
Net income attributable to ordinary shareholders	207,583,868	409,492,179	62,937,796	97.3%

Net income per ADS:
Basic	6.46	12.57	1.93	94.6%
Diluted	6.20	11.95	1.84	92.7%
Weighted average number of ADSs used in computation:
Basic	32,112,336	32,577,902	32,577,902
Diluted	33,460,986	34,278,651	34,278,651

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data and percentages)

	Three months ended
	December 31,	December 31,	December 31,
	2016	2017	2017	Change
	RMB	RMB	USD
Net income	72,060,452	71,179,831	10,940,140	-1.2%
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	21,826,553	(8,091,986)	(1,243,715)	-137.1%
Other comprehensive income (loss)	21,826,553	(8,091,986)	(1,243,715)	-137.1%
Comprehensive income	93,887,005	63,087,845	9,696,425	-32.8%
Less: Comprehensive income attributable to non-controlling interests	10,408,097	(19,488,167)	(2,995,276)	-287.2%
Comprehensive income attributable to ordinary shareholders	83,478,908	82,576,012	12,691,701	-1.1%

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data and percentages)

	Twelve months ended
	December 31,	December 31,	December 31,
	2016	2017	2017	Change
	RMB	RMB	USD
Net income	230,045,429	422,506,242	64,938,020	83.7%
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	44,026,899	(36,377,776)	(5,591,162)	-182.6%
Other comprehensive income (loss)	44,026,899	(36,377,776)	(5,591,162)	-182.6%
Comprehensive income	274,072,328	386,128,466	59,346,858	40.9%
Less: Comprehensive income attributable to non-controlling interests	23,670,967	13,037,403	2,003,812	-44.9%
Comprehensive income attributable to ordinary shareholders	250,401,361	373,091,063	57,343,046	49.0%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Three months ended
	December 31,	December 31,
	2016	2017	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	18.4%	19.7%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	21.2%	22.0%

Net income attributable to ordinary shareholders	62,278,894	90,677,987	45.6%
Adjustment for share-based compensation	5,832,454	7,286,901	24.9%
Adjustment for amortization of intangible assets related to acquisition	3,549,952	3,420,889	-3.6%
Adjusted net income attributable to ordinary shares(non-GAAP)	71,661,300	101,385,777	41.5%

Net income attributable to ordinary shares per ADS, diluted	1.85	2.59	40.0%
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	2.13	2.90	36.2%

Weighted average number of ADSs used in computation:
Diluted	33,573,542	34,973,169	4.2%

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	Twelve months ended
	December 31,	December 31,
	2016	2017	Change
	RMB	RMB
Net margin attributable to ordinary shareholders	18.4%	24.0%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	21.5%	26.6%

Net income attributable to ordinary shareholders	207,583,868	409,492,179	97.3%
Adjustment for share-based compensation	21,423,694	30,455,939	42.2%
Adjustment for amortization of intangible assets related to acquisition	13,961,969	14,004,176	0.3%
Adjusted net income attributable to ordinary shares(non-GAAP)	242,969,531	453,952,294	86.8%

Net income attributable to ordinary shares per ADS, diluted	6.20	11.95	92.7%
Adjusted net income attributable to ordinary shares per ADS, diluted (non-GAAP)	7.26	13.24	82.4%

Weighted average number of ADSs used in computation:
Diluted	33,460,986	34,278,651	2.4%